VIA EDGAR

                      September 6, 2005

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


	RE: 	American Capital Holdings, Inc.
		Registration Statement on Form SB-2
		File Number: 333-122127
		Originally Filed: January 19, 2005


Dear Mr. Spirgel:

Please let this letter confirm our withdrawal of our Form SB-2 filed on January 19, 2005 with a first amendment dated February 2, 2005 and a second amendment dated April 28, 2005. Management at American Capital Holdings, Inc. is currently in the process of preparing a new Form SB-2.


Sincerely,

/s/ Barney A. Richmond
______________________
Barney A. Richmond
President
American Capital Holdings, Inc.
(561) 207-6395